

Chai Mishra · 2nd

Founder CEO at Move Co.

San Francisco, California · 500+ connections · **Contact info**

 Move Co.

University of Califor
Berkeley

Experience



Founder CEO

Move Co.

Jan 2017 – Present · 3 yrs 10 mos

Education



University of California, Berkeley

Mechanical Engineering

Skills & Endorsements

Entrepreneurship · 60

 Endorsed by **Cory Bray and 6 others who are highly skilled at this**

Sales · 48

Vivek Jaiswal and 47 connections have given endorsements for this skill

Marketing · 30

Vivek Jaiswal and 29 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (0)   Given (3)



Edward Lando
Entrepreneurial Investor
September 18, 2016, Edward
worked with Chai in the same
group

Edward is the best angel investor in the field. Period. He ha
uncanny ability to understand a founder's vision and the pu
brilliance to help them build it faster and better. Any young
startup would be fortunate to have him as an advisor and a
investor. He's a rockstar and if you're a founder, you need h



Leo V.
Blockchain Developer,
Founder at Vulcan Link
August 18, 2016, Chai managed
Leo directly

Leo takes initiative, moves fast and gets things done. He's a
asset, to say the least. As a manager, you really can't ask fo
more than the opportunity to work alongside people like Le
Absolute delight to be around. Great worker, good friend.

Show more ⌄

Accomplishments

3   **Honors & Awards**

Leadership Award • Seven time recipient of Scholar Badge • Two time recipient of Scholar Blazer

3   **Languages**

English • German • Hindi

1   **Organization**

American Society of Mechanical Engineers

Interests



UC Berkeley Engineering Alumni ...
1,722 members

Wall Street Executive Jobs
26,500 members



Berkeley Investment Group
185 members



U.C. Berkeley Alumni
9,866 members



University of California (Berkeley...
21,204 members



Move Co.
218 followers

See all